For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Corp. & SOQUEM Agree to Phase III PGM Budget

• Evaluations of conductors associated with mafic intrusives on the Cheneville claim group have been completed

• A $370,000 Phase III program to evaluate PGM targets in the Taureau Project area (AMI) has been approved for 2008

February 27, 2008, Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) – is pleased to announce that it has received a final report for the 2007 work on the new Cheneville claim group in the Province of Québec, over conductive trends defined by an airborne EM and magnetic survey. A new sulphide mineralized showing associated with a mafic intrusion has been identified on the property approximately 18 kilometres west of the original Cheneville showing (average 1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62 Cu, and 0.35% Ni). Additional work in 2008 will be required to determine the extent and grades of this new occurrence. This is part of a cooperation agreement with SOQUEM INC., a company devoted to mineral exploration in the Province of Québec.

The Taureau reconnaissance program continued to evaluate mafic intrusions for PGM mineralization in a defined Area of Mutual Interest (AMI) within the Grenville Province of Québec during 2007 (phase 2).  A $370,000 Phase III program has been recommended and approved to complete the evaluations of the originally identified mafic intrusions in the AMI.

SOQUEM is acting as manager of the 50/50 Cooperation Agreement. The parties have equal representation consisting of two members each on a Technical Committee responsible for setting programs, budgets, and schedules..

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration within the AMI.

About SOQUEM INC.

SOQUEM INC. is a wholly owned subsidiary of the Société Générale de Financement du Québec (“SGF”). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec. SOQUEM’s head office is located in Val d’Or, with a regional office in Chibougamau.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, First Nickel, Benton Resources and SOQUEM.

PFN management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America.

Pacific North West Capital Corp. has over $8 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital Corp.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	February 27, 2008